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Richard Horowitz +1 212 698 3525 Direct +1 212 698 0452 Fax

August 26, 2015

Elisabeth Bentzinger, Esq.

Staff Attorney

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Ramius Archview Credit and Distressed Fund (formerly Ramius Archview Event Credit Fund)
File Nos. 333-204148 and 811-23056

Dear Ms. Bentzinger:

On behalf of Ramius Archview Credit and Distressed Fund (the “Fund”), a closed-end management investment company, electronically transmitted for filing is Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 (the “Amendment”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The purpose of this filing is to complete certain outstanding items in the registration statement and to respond to comments you provided telephonically to Richard Horowitz and Matthew Kerfoot on August 13, 2015 with respect to the Fund’s Pre-Effective Amendment No. 1 filed on Form N-2 on July 22, 2015. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. Capitalized terms have the meanings attributed to such terms in the Pre-Effective Amendment.

GENERAL

Comment 1.      Please consider revising the name of the Fund by, for example, renaming the Fund “Ramius Archview Credit Event Fund” to avoid potential investor confusion over the use of term “Credit”.

Elisabeth Bentzinger, Esq. August 26, 2015 Page 2

Response 1.      The Fund has been renamed Ramius Archview Credit and Distressed Fund.

PROSPECTUS

Prospectus Summary – Investment Program – Investment Strategy (pp. 1-2)

Comment 2.      Please review the SEC’s Concept Release No. IC-29776 titled “Use of Derivatives by Investment Companies under the Investment Company Act of 1940” (the “Derivatives Concept Release”) and assess the adequacy of the Fund’s disclosure to the effect that an appropriate amount of segregated assets must be used to cover exposure under derivatives contracts. Please note that the Staff could issue further guidance related to total return swaps and asset coverage of total return swaps.

Response 2.      The Fund has reviewed the Derivatives Concept Release and believes that its current disclosure is adequate. The Fund notes that it will consider whether additional revisions are necessary in connection with its annual update filings.

Prospectus Summary – Incentive Fee (pp. 8-9)

Comment 3.      Loss Recovery Account. Please briefly state the purpose of the Loss Recovery Account.

Response 3.      The prospectus has been revised accordingly.

Prospectus Summary – Repurchases of Shares by the Fund (pp. 14-15)

Comment 4.      Please distinguish the term “Repurchase Date” from the term “Valuation Date.”

Response 4.      The two terms are synonymous, and accordingly, the prospectus has been revised to refer only to the “Valuation Date”.

Comment 5.      In the fifth paragraph relating to the audit holdback, please insert what appears to be missing text in the last sentence of the paragraph.

Response 5.      The prospectus has been revised to delete the fifth paragraph in its entirety—there will be no audit holdback.

Elisabeth Bentzinger, Esq. August 26, 2015 Page 3

Fund Expenses (pp. 54-56)

Comment 6.      Please remove the reference to “pro rata share” in the last paragraph on page 55 to state “‘Specified Expenses’ is defined . . . to exclude (i) the Advisory Fee, the Incentive Fee . . . .”

Response 6.      The prospectus has been revised accordingly.

Incentive Fee (pp. 56-59)

Comment 7.      Loss Recovery Account. Please consider deleting the reference to “a traditional hedge fund fee structure” in the last sentence of this section. Also, please briefly state the purpose of the Loss Recovery Account.

Response 7.      The prospectus has been revised accordingly.

Comment 8.      Examples. Please review and revise the examples to clarify further how the Incentive Fee will be calculated. Also, please show in the first example how the “net profits for the Fiscal Period” is calculated and tie this calculation into the narrative to the first example. In addition, please explain what happens to the Loss Recovery Account at the end of the year—whether it is extinguished or rolls over to next year.

Response 8.      The prospectus has been revised accordingly.

Repurchases and Transfers of Shares – Repurchases of Shares (pp. 67-69)

Comment 9.      Please review the reference to “notice date,” which appears to be the expiration of the offer period, in the discussion of the timing of repurchase of shares in second and third paragraphs. Also, in the fifth paragraph relating to the audit holdback, please insert what appears to be missing text in the last sentence of the paragraph.

Response 9.      The disclosure has been revised to reflect that the “Notice Date” will be the date that is 65 days prior to the Valuation Date. The prospectus has been revised to delete the fifth paragraph in its entirety—there will be no audit holdback.

Elisabeth Bentzinger, Esq. August 26, 2015 Page 4

Appendix A: Similar Fund Performance Information

Comment 10.      Please confirm supplementally whether the investment strategies of Archview Fund L.P. and Archview Master Fund Ltd. are substantially similar to the Fund’s 80% investment policy.

Response 10.      The Fund confirms that the investment strategies of Archview Fund L.P. and Archview Master Fund Ltd. are substantially similar to the Fund’s 80% investment policy.

Comment 11.      Please explain supplementally what is meant by the term “representative investor” as it is used in the first paragraph.

Response 11.      A “representative investor” is an investor in a Similar Fund which bears the full management fee and incentive allocation described in the offering documents of the Similar Fund. The prospectus has been revised to clarify this meaning.

Comment 12.      Please modify the language of the last sentence in the first paragraph to state “Notwithstanding the lower management fee rate paid by the Fund, reflecting the Fund’s estimated expenses would have lowered the performance results in the table below due to the Fund’s greater estimated operating expenses. For Periods Ended December 31, 2014.”

Response 12.      The prospectus has been revised accordingly.

Comment 13.      Please clarify whether the percentage returns for 1- and 5-year periods and since inception in the table following the first paragraph are annualized returns or absolute returns.

Response 13.      The prospectus has been revised to reflect the annualized net returns in the table.

*     *     *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525. Thank you.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

cc:	Matthew Kerfoot